Exhibit 99.3

SciSparc and Clearmind Reveal Three Unique Combinations of Future Psychedelic-Based Compounds

Clearmind Medicine submitted patent applications to protect the novel compounds

Tel Aviv, Israel, Feb. 22, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announced today that as part of its ongoing collaboration with Clearmind Medicine Inc. (Nasdaq: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated mental health problems, Clearmind has filed three provisional patent applications with the United States Patent and Trademark Office (USPTO), for unique combinations of future psychedelic-based compounds.

The patent applications refer to novel proprietary combinations of 3,4 Methylenedioxymethamphetamine (MDMA), Ibogaine and Ketamine each with SciSparc’s Palmitoylethanolamide (PEA), the active ingredient of its proprietary CannAmide™.

Overall, as part of this collaboration, six other patent applications have been filed by Clearmind with the USPTO for various combinations, three of them for the combination of SciSparc’s  PEA with Clearmind’s MEAI compound (5-methoxy-2-aminoindane) for the treatment of alcohol use disorder, treatment of cocaine addiction and treatment of obesity and its related metabolic disorders, and recently for novel proprietary combinations of lysergic acid diethylamide (“LSD”), psilocybin, and N,N-dimethyltryptamine (“DMT”) and SciSparc’s PEA, the active ingredient of its proprietary CannAmide™.

As part of the collaboration agreement, any assets generated from the collaboration will belong to both companies.

About SciSparc Ltd. (Nasdaq: SPRC)

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also has a wholly-owned subsidiary whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of 13 patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio. Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its future psychedelic-based compounds. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055